UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SoFi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83406F 102

(CUSIP Number)

Red Crow Capital, LLC

c/o Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, Utah 84111

with copy to:

Nolan S. Taylor

Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, Utah 84111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83406F 102

1.	Names of Reporting Persons. Red Crow Capital, LLC I.R.S. Identification Nos. of above persons (entities only). 85-1317865
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,277,090 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,277,090 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,277,090
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 4.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 35,277,090 shares of common stock held of record by Red Crow Capital, LLC. Clay Wilkes serves as the Manager of Red Crow Capital, LLC.
(2)	All calculations of percentage ownership herein are based on a total of 806,916,607 shares of common stock of the Issuer issued and outstanding on November 4, 2021.

CUSIP No. 83406F 102

1.	Names of Reporting Persons. Clay Wilkes I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 7,300,661 (3)
	8.	Shared Voting Power 35,344,913 (4)
	9.	Sole Dispositive Power 7,300,661 (3)
	10.	Shared Dispositive Power 35,344,913 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,645,574 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(3)

Consists of (i) 800,661 held by Mr. Wilkes individually, (ii) 4,000,000 shares of common stock held by the 2021 Wilkes Grantor Retained Annuity Trust, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, (iii) 2,000,000 shares of common stock held of record by the 2021 Wilkes Grantor Retained Annuity Trust No. 2, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, and (iv) 500,000 shares of common stock held of record by the 2021 Wilkes Grantor Retained Annuity Trust No. 3, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary.

(4)

Consists of (i) 35,277,090 shares of common stock held of record by Red Crow Capital, LLC and (ii) 67,823 shares of common stock held of record jointly by Mr. Wilkes and his wife, who have shared voting and dispositive power with respect to the shares. Mr. Wilkes serves as the Manager of Red Crow Capital, LLC.

(5)

Consists of (i) 35,277,090 shares of common stock held of record by Red Crow Capital, LLC, (ii) 67,823 shares of common stock held of record jointly by Mr. Wilkes and his wife, who have shared voting and dispositive power with respect to the shares, (iii) 800,661 held by Mr. Wilkes individually, (iv) 4,000,000 shares of common stock held by the 2021 Wilkes Grantor Retained Annuity Trust, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, (v) 2,000,000 shares of common stock held of record by the 2021 Wilkes Grantor Retained Annuity Trust No. 2, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary, and (vi) 500,000 shares of common stock held of record by the 2021 Wilkes Grantor Retained Annuity Trust No. 3, of which Mr. Wilkes is the sole grantor, trustee, and current beneficiary. Mr. Wilkes serves as the Manager of Red Crow Capital, LLC.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 12, 2021, amends and supplements certain of the items set forth therein, as amended by the Amendment No. 1 to the Initial 13D filed with the SEC on July 15, 2021. As used in this Amendment, the term “Reporting Persons” collectively refers to Clay Wilkes and Red Crow Capital, LLC.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On November 15, 2021, the Reporting Persons, as selling stockholders, other selling stockholders and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc., as the underwriter (the “Underwriter”), providing for the offer and sale of 50,000,000 shares of common stock of the Issuer, including 10,076,668 shares (the “Shares”) beneficially owned by the Reporting Persons, at a price of $21.60 per share (the “Offering”). In connection with the Offering, the Reporting Persons entered into a customary lock-up agreement with the Underwriter, dated November 15, 2021, pursuant to which the Reporting Persons agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Shares or securities convertible into, or exchangeable or exercisable for, Shares, for 30 days after the date of the final prospectus supplement relating to the Offering without prior written consent from the Underwriter. The Offering was made pursuant to the Issuer’s shelf registration statement on Form S-1 (File No. 333-257092), as supplemented by a prospectus supplement dated November 15, 2021. The Offering closed on November 18, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 806,916,607 Shares outstanding as of November 4, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 15, 2021.

(c) Other than the sale of Shares in the Offering, there have been no other transactions in the class of securities reported on that were effected by the Reporting Persons within the past sixty days.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit F	Underwriting Agreement, dated as of November 15, 2021, by and between Red Crow Capital, LLC, Clay Wilkes, the Issuer, Barclays Capital Inc. and other selling stockholders named therein (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021

RED CROW CAPITAL, LLC

By:	/s/ Clay Wilkes
Name:	Clay Wilkes
Title:	Manager

CLAY WILKES

/s/ Clay Wilkes